

Mail Stop 3030

February 25, 2009

<u>Via U.S. Mail</u>

Mr. Robert J. Halliday
Chief Financial Officer
Varian Semiconductor Equipment Associates, Inc.
35 Dory Road
Gloucester, MA 01930

      Re: Varian Semiconductor Equipment Associates, Inc.
            Form 10-K for the Fiscal Year Ended October 3, 2008
            File No. 000-25395

Dear Mr. Halliday:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                   Sincerely,

                   Kevin L. Vaughn
                   Accounting Branch Chief